CE Capital Advisors, Inc.

Schedule II

**Computation for Determination of the Reserve Requirements
Under the Securities and Exchange Commission Rule 15c3-3
And Information relating to the Possession or Control
Requirements under Securities and Exchange Commission Rule 15c3-3**

December 31, 2015

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.